UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934


                               Conolog Corporation
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   208254 40 9
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 18, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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                                  SCHEDULE 13D

CUSIP No.         208254 40 9                                Page  2 of 9 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Clog II LLC ("Clog II")
         I.R.S. Identification Number: 11-3578044

         Warren Schreiber ("Schreiber")


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[   ] (b) [    ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [X]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           Clog II - State of New York
                           Schreiber - United States of America

 NUMBER OF  SHARES                    7    SOLE VOTING POWER
                                            Clog II - 0
                                            Schreiber - 6,250

 BENEFICIALLY  OWNED BY               8    SHARED VOTING POWER
                                            Clog II - 725,721
                                            Schreiber - 725,721 (represents
                                                     amounts owned by Clog II)

 EACH  REPORTING                      9    SOLE DISPOSITIVE POWER
                                            Clog II - 0
                                            Schreiber - 6,250

 PERSON  WITH                       10  SHARED DISPOSITIVE POWER
                                            Clog II - 725,721
                                            Schreiber - 725,721 (represents
                                                      amounts owned by Clog II)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            Clog II - 725,721
                                            Schreiber - 731,971 (includes
                                                      amounts owned by Clog II)




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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            Clog II - 24.7%
                                            Schreiber - 24.9% (includes
                                                    percentage owned by Clog II)

14       TYPE OF REPORTING PERSON*          CO, IN





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Item 1.           Security and Issuer.

     The Reporting Persons are making this statement in reference to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Conolog Corporation, a Delaware corporation ("Conolog" or the "Issuer"). This statement amends and supplements the Reporting Persons' Schedule 13D, for an event dated November 29, 2000, as filed with the Securities and Exchange Commission on December 11, 2000 (the "Schedule 13D"). The address of Conolog's principal executive offices is 5 Columbia Road, Somerville, NJ 08876.

Item 2.           Identity and Background.

     The Reporting Persons are making this statement pursuant to Rule 13d-1(a).

     (a) Names: Clog II LLC ("Clog II")
                Warren Schreiber

     (b) Residence or business address:

                           Clog II:
                           -------
                           64 Shelter Lane
                           Roslyn, New York 11577

                           Warren Schreiber
                           -----------------
                           64 Shelter Lane
                           Roslyn, New York 11577

     (c) Warren Schreiber is employed as Chairman and President of The Skyes Corporation, a corporation primarily engaged in the business of consulting and investing, of which Mr. Schreiber is the sole shareholder. Clog II is a limited liability company established for the sole purpose of investing in the Issuer. Mr. Schreiber is a member and manager of Clog II.

     (d) On or about September 2, 1999, seven individuals (including Mr. Schreiber) and three brokerage firms were indicted in the United States District Court - Southern District of New York on various counts relating to securities. On September 8, 2000, Mr. Schreiber pled guilty to eight counts of securities fraud as well as conspiracy to commit securities fraud, mail fraud, wire fraud and make false statements in public offerings. In February 2001, Mr. Schreiber was sentenced to 63 months to be served in a federal camp.

     (e) On September 7, 1995, the Market Surveillance Committee of the National Association of Securities Dealers (the "NASD") (the "MSC") issued a decision in which Mr. Schreiber was censured, fined $100,000, barred from association with any NASD member in any capacity, and assessed costs of $22,104. This decision, which was appealed to the Securities and

Exchange Commission (the "Commission"), found that Mr. Schreiber (i) knowingly participated at various times in the unregistered distribution of securities of a company (unrelated to the Issuer) in violation of Article III, Section 1 of the NASD's Rules of Fair Practice ("Conduct Rule 2110"); (ii) knowingly employed manipulative and deceptive practices in connection with the acquisition of securities to obtain control of a company (unrelated to the Issuer) in violation of Conduct Rule 2110, Article III, Section 18 of the NASD's Rules of Fair Practice, Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 thereunder; (iii) recommended and effected the purchase of stock of a company (unrelated to the Issuer) while in possession of material, non-public information, in violation of Conduct Rules 2110 and 2120, and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder; (iv) engaged in securities transactions with or on behalf of customers without disclosing that Castleton, Rhodes, Inc. (the "Firm") and the company (unrelated to the Issuer) were under common control, in violation of Conduct Rule 2110, and Article III, Section 13 of the NASD's Rules of Fair Practice; and (v) engaged in an improper distribution of equity securities issued by an affiliate of the Firm in violation of Conduct Rule 2110 and Schedule E of the NASD's By-Laws. The Commission found that the NASD's MSC made generalized findings as to the credibility of a key witness and Mr. Schreiber, and that the MSC's decision did not reflect whether the factfinder considered substantial evidence that contradicted these findings. The Commission determined that it could not complete its review function in this manner until the NASD had provided the Commission with clarification of the basis of its credibility determinations. The Commission's remand will permit the NASD to discuss explicitly the record evidence bearing on witness credibility. In ordering the remand, the Commission expressed no view on the outcome of this proceeding. The Commission remanded the proceeding to the NASD and ordered that the sanctions imposed by the NASD be vacated.

     On July 22, 1999, the Review Subcommittee of the National Adjudicatory Council of the NASD ordered the NASD Office of Hearing Officers to conduct an evidentiary hearing on the issues raised in the Commission's remand order. On May 23 and 24, 2000, an evidentiary hearing was held in New York, New York. On December 1, 2000, the proceeding was ordered stayed.

     On March 7, 2001, the National Adjudicatory Council of the NASD approved Mr. Schreiber's submission to NASD Regulation of a Letter of Acceptance, Waiver and Consent, in which he agreed to a bar from association with any broker or dealer relating to his plea of guilty in the United States District Court - Southern District of New York on September 8, 2000. On March 12, 2001, the NASD Hearing Officer granted the Department of Enforcement's Motion to Withdraw the Complaint.

     (f) Clog II was organized under the laws of the state of New York. Mr. Schreiber is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

         See Item 4 hereof.

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Item 4.           Purpose of Transaction.

     The information contained herein gives retroactive effect to a 1 for 4 reverse stock split effectuated by the Issuer on April 20, 2001.

     On January 24, 2001, Clog II exercised its option (as described in Item 4 of the Schedule 13D) to the extent of purchasing $100,000 principal amount of convertible debentures of the Issuer. Clog II used invested capital to fund the purchase of the $100,000 convertible debentures.

     On February 9, 2001, Clog II converted $25,000 principal amount of convertible debentures of the Issuer into 9,191 shares of Common Stock of the Issuer at a conversion price of $2.72 per share. On March 16, 2001, Clog II converted another $25,000 principal amount of convertible debentures of the Issuer into 9,191 shares of Common Stock at a conversion price of $2.72 per share. On May 11, 2001, Clog II converted another $25,000 principal amount of convertible debentures of the Issuer into 9,191 shares of Common Stock at a conversion price of $2.72 per share. Following the conversions, Clog II holds $25,000 principal amount of convertible debentures of the Issuer. These convertible debentures mature on January 24, 2002 (one year after the date of issuance) and are immediately convertible into shares of Common Stock at a conversion price of $2.72 per share (or an aggregate of 9,191 shares of Common Stock). As described in Item 4 of the Schedule 13D, Clog II also holds an irrevocable option and right to purchase up to $1,940,000 of convertible debentures of the Issuer. Upon issuance, the principal amount of the convertible debentures will be immediately convertible into shares of Common Stock at a conversion price of $2.72 per share (or an aggregate of 713,235 shares of Common Stock).

     Subject to and depending upon the availability of prices deemed favorable by them, the Reporting Persons may choose to exercise the option to acquire the convertible debentures, convert the convertible debentures into shares of Common Stock, and/or purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

     Depending upon prevailing conditions and their evaluation of the factors described above, the Reporting Persons may also determine to dispose of shares of Common Stock held by them in the open market, in privately negotiated transactions with third parties, or otherwise.

     The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

     (a) Based upon its right to acquire shares as described in Item 4 hereof, Clog II beneficially owns 725,721 shares of Common Stock, which represent 24.7% of the total shares of Common Stock outstanding as of May 29, 2001. Based upon Clog II's right to acquire shares as described above and Schreiber's position as manager of Clog II, Schreiber beneficially owns the

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725,721 shares of Common Stock beneficially owned by Clog II. The 731,971 shares of Common Stock beneficially owned by Schreiber represent 24.9% of the total shares of Common Stock outstanding as of May 29, 2001.

     The percentage for the Reporting Persons was calculated using as the denominator the sum of (i) the 722,426 shares of Common Stock issuable as described in Item 4 hereof and (ii) the 2,221,988 outstanding shares of Common Stock as of May 29, 2001, based upon the Quarterly Report on Form 10-QSB filed by the Issuer on June 7, 2001.

     (b) Clog II has shared voting and dispositive power with respect to the 725,721 shares of Common Stock of the Issuer beneficially owned by it. Schreiber has shared voting and dispositive power with respect to the 725,721 shares of Common Stock of the Issuer beneficially owned by Clog II and sole voting and dispositive power with respect to 6,250 shares of Common Stock of the Issuer owned by Schreiber individually.

     (c) The following is a summary of the transactions in the Common Stock of the Issuer made by Clog II in the last sixty days:


                                                                  Number of Shares              Approximate Price
     Date of Transaction           Type of Transaction             of Common Stock                  Per Share
       March 19, 2001               Open Market Sale                    2,250                         $3.25
       March 22, 2001               Open Market Sale                     550                          $2.88
       March 28, 2001               Open Market Sale                     625                          $2.88
       March 30, 2001               Open Market Sale                    1,650                         $2.88
        April 6, 2001               Open Market Sale                     850                          $2.88
        April 9, 2001               Open Market Sale                     800                          $2.88
       April 11, 2001               Open Market Sale                     800                          $2.87
       April 18, 2001               Open Market Sale                     225                          $2.84
       April 18, 2001               Open Market Sale                      50                          $2.84
          May 9, 2001               Open Market Sale                    2,220                         $2.73
         May 10, 2001               Open Market Sale                    1,441                         $2.81
         May 18, 2001               Open Market Sale                    4,596                         $2.72
         May 18, 2001               Open Market Sale                    1,300                         $2.80

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Option Agreement (as defined in Item 4 of the Schedule 13D) provides that Clog II shall vote any shares of Common Stock acquired pursuant to the terms thereof in the same proportion as votes are cast by the other stockholders of the Issuer. On January 10, 2001, the Issuer filed a Registration Statement on Form S-3 (the "Registration Statement") covering all of the shares of Common Stock described in Item 4 of the Schedule 13D. The Issuer has agreed to keep the Registration Statement current and effective for a period of one year from the date of its effectiveness or until such earlier date as all of the shares of Common Stock described in Item 4 of the Schedule 13D and registered pursuant to the Registration Statement shall have been sold or otherwise transferred.

Item 7.           Material to be Filed as Exhibits.

         (1)      Agreement among the Reporting Persons.

         (2) Power of Attorney from Warren Schreiber to Russell Stern and Robyn Schreiber.

         (3) Power of Attorney from Clog II LLC to Russell Stern and Robyn Schreiber.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 18, 2001
           ----

                          Clog II LLC


                          By:  /s/ Robyn Schreiber
                              ---------------------------------------------
                              Robyn Schreiber, as Attorney-in-fact
                              for Clog II LLC


                          Warren Schreiber


                          By: /s/ Robyn Schreiber
                             ------------------------------------------------
                                Robyn Schreiber, as Attorney-in-fact
                                for Warren Schreiber

                                    EXHIBIT 1


     The undersigned agree that the Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.

Dated: June 18, 2001
            ---


                                 Clog II LLC


                             By:  /s/ Robyn Schreiber
                                 --------------------------------------------
                                  Robyn Schreiber, as Attorney-in-fact
                                  for Clog II LLC


                                Warren Schreiber


                              By: /s/ Robyn Schreiber
                                 ---------------------------------------------
                                   Robyn Schreiber, as Attorney-in-fact
                                    for Warren Schreiber

                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that WARREN SCHREIBER ("Schreiber") does hereby make, constitute and appoint each of Russell Stern and Robyn Schreiber, acting individually, as his true and lawful attorney, to execute and deliver in his name and on his behalf whether Schreiber is acting individually or as representative of others, any and all filings required to be made by Schreiber under the Securities Exchange Act of 1934 (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by Schreiber under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as Schreiber might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of April 13, 2001.




                                             /s/ Warren Schreiber
                                             ----------------------------------
                                             Warren Schreiber

                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that CLOG II LLC (the "Company") does hereby make, constitute and appoint each of Russell Stern and Robyn Schreiber, acting individually, as its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934 (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of April 13, 2001.


                                    CLOG II LLC


                                    By: /s/ Warren Schreiber
                                       -------------------------
                                    Name: Warren Schreiber
                                    Title: Manager



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